Exhbit 99.2 MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2019

TABLE OF CONTENTS
2019 THIRD QUARTER PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	2
RESULTS OF OPERATIONS	4
Wheeler River Project	7
Exploration Pipeline Properties	18
LIQUIDITY AND CAPITAL RESOURCES	18
OUTLOOK FOR 2019	21
ADDITIONAL INFORMATION	21
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	22

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of November 7, 2019 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three and nine months ended September 30, 2019. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2018. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

2019 THIRD QUARTER PERFORMANCE HIGHLIGHTS

During the third quarter of 2019, the Company made several positive announcements related to the ongoing In-Situ Recovery (‘ISR’) field testing taking place at the Phoenix deposit (‘Phoenix’) on the Company’s 90% owned Wheeler River Uranium Project (‘Wheeler River’) in northern Saskatchewan, Canada.

■
Positive initial results from ISR field testing confirm hydraulic connectivity within the Phoenix Deposit.

During the third quarter of 2019, the Company announced positive initial results from ISR field testing at Phoenix. The initial test results confirmed hydraulic connectivity between all of the ore zone test wells in Test Area 1 (see Denison’s press release dated August 27, 2019) and a significant portion of the ore zone in Test Area 2 (see Denison’s press release dated September 19, 2019) – providing significant preliminary indications of the suitability for the application of ISR mining at Phoenix.

■
Successful installation of commercial scale test wells in Test Area 1 and Test Area 2

Following confirmation of hydraulic connectivity within Phoenix described above, Denison initiated the second stage of ISR field testing – the installation of a large-diameter Commercial Scale Wells (‘CSWs’) in each of Test Area 1 and Test Area 2 (see Denison’s press release dated October 31, 2019). CSW1 (drill hole GWR-031, in Test Area 1) and CSW2 (drill hole GWR-032, in Test Area 2) represent the first large-diameter CSWs successfully installed, for the purposes of ISR mining, in the Athabasca Basin region. The completion of each CSW included the drilling of a large-diameter bore hole (approximately 12 inches in diameter) approximately 400 metres from surface, to intersect the Phoenix ore body, and the installation of well materials that have been designed to meet expected environmental and regulatory standards for eventual ISR mining.

■
Successful deployment and operational testing of MaxPERF drilling tool

Penetrators Canada Inc., developers and operators of the MaxPERF drilling tool, successfully deployed the tool within CSW1 and completed 28 lateral drill holes (penetration tunnels) within a variety of ore types associated with Phoenix. Following the completion of the MaxPERF drilling array in CSW1, initial, short-duration / operational hydrogeological tests confirmed increased flow rates in Test Area 1 – demonstrating the effectiveness of the MaxPERF drilling tool in providing increased access to hydraulic connectivity associated with the existing geological formations within the ore zone. Deployment of the MaxPERF tool is planned to follow at CSW2 during the remainder of the 2019 ISR Field Test program.

■
ISR field program nearing completion with long-duration tests planned as final stage

Based on the successful completion of CSW1 and CSW2, as well as the successful deployment of the MaxPERF tool, long-duration (commercial scale) hydrogeological tests are planned to be completed during the remainder of the 2019 ISR field test. These tests are expected to be carried out in both CSW1 and CSW2 to allow for the simulation of fluid flow, within Test Area 1 and Test Area 2 of Phoenix, under conditions similar to a commercial production environment.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company’s flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A Pre-feasibility Study (‘PFS’) was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposits and a 66.51% interest in the J Zone and Huskie deposits on the Waterbury Lake property. The Midwest, J Zone and Huskie deposits are located within 20 kilometres of the McClean Lake mill. In addition, Denison has an extensive portfolio of exploration projects in the Athabasca Basin region.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (‘DES’) division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to industry and government clients.

Denison is also the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

SELECTED QUARTERLY FINANCIAL INFORMATION

(in thousands)	As at September 30, 2019	As at December 31, 2018

Financial Position:
Cash and cash equivalents	$10,432	$23,207

Working capital	$4,594	$19,221
Property, plant and equipment	$257,246	$258,291
Total assets	$296,475	$312,187
Total long-term liabilities(1)	$74,940	$77,455

(1)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income tax liabilities.

	2019	2019	2019	2018
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4

Results of Operations:
Total revenues	$3,478	$4,139	$3,976	$4,144
Net loss	$(6,424)	$(4,884)	$(5,335)	$(13,642)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$(0.02)

	2018	2018	2018	2017
(in thousands, except for per share amounts)	Q3	Q2	Q1	Q4

Results of Operations:
Total revenues	$3,729	$4,104	$3,573	$4,536
Net loss	$(3,884)	$(5,583)	$(6,968)	$(1,833)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$-

Significant items causing variations in quarterly results

●
The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake uranium mill as well as changes to the estimated mineral resources of the Cigar Lake mine.
●
Revenues from DES fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
●
Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and summer exploration programs in Saskatchewan.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities.

MANAGEMENT’S DISCUSSION & ANALYSIS

RESULTS OF OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is currently processing ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada Inc. (‘Orano Canada’) with a 70% interest, Denison with a 22.5% interest, and OURD (Canada) Co. Ltd. with a 7.5% interest.

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The APG Arrangement consists of certain contractual obligations of Denison to forward to APG the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment was accounted for as deferred revenue.

During the three and nine months ended September 30, 2019, the McClean Lake mill processed 2.7 and 12.6 million pounds U3O8 for the CLJV, respectively (September 30, 2018 – 2.9 and 13.1 million pounds U3O8) and recorded toll milling revenue of $696,000 and $3,243,000, respectively (September 30, 2018 – $755,000 and $3,000,000). The decrease in toll milling revenue in the quarter ended September 30, 2019, as compared to the prior year quarter, is due to a decrease in pounds U3O8 processed by the mill in the third quarter of 2019 as compared to the third quarter of 2018. The increase in toll milling revenue in the nine months ended September 30, 2019, as compared to the prior year period, is predominantly the result of an update to the published Cigar Lake mineral resource estimate in the first quarter of 2018 which resulted in the Company recording a negative non-cash cumulative catch-up accounting adjustment of $332,000, which reduced the recorded toll milling revenue. During the first quarter of 2019, the Company recorded a nominal $26,000 positive non-cash cumulative accounting adjustment related to the Cigar Lake mineral resource estimate update published in that quarter.

During the three and nine months ended September 30, 2019, the Company also recorded accounting accretion expense of $801,000 and $2,402,000, respectively, on the toll milling deferred revenue balance (September 30, 2018 – $829,000 and $2,486,000). The annual accretion expense will decrease over the life of the contract as the deferred revenue liability decreases over time.

Denison Environmental Services

Mine decommissioning and environmental services are provided through Denison’s DES division – providing long-term care and maintenance for closed mine sites since 1997. With operations in Ontario, the Yukon Territory and Quebec, DES manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services.

Revenue from DES during the three and nine months ended September 30, 2019 was $2,222,000 and $6,866,000 (September 30, 2018 - $2,365,000 and $6,883,000). The decrease in revenue during the three months ended September 30, 2019, as compared to the prior period, was due to a decrease in activity at certain care and maintenance sites, as well as a decrease in environmental consulting activities during the quarter. The decrease in revenue in the nine months ended September 30, 2019, as compared to the prior period, was due to a decrease in environmental consulting activities, slightly offset by an increase in activity at certain care and maintenance sites during the second quarter of 2019.

Management Services Agreement with UPC

Denison provides general administrative and management services to UPC. Management fees and commissions earned by Denison provide a source of cash flow to partly offset corporate administrative expenditures incurred by the Company during the year.

During the three and nine months ended September 30, 2019, revenue from the Company’s management contract with UPC was $560,000 and $1,484,000, respectively (September 30, 2018 - $609,000 and $1,523,000). The decrease in revenues during the three months ended September 30, 2019, compared to the prior year, was due to a decrease in management fees earned based on UPC’s monthly net asset value (‘NAV’), as well as a decrease in commission-based fees.

MANAGEMENT’S DISCUSSION & ANALYSIS

The decrease in revenues during the nine months ended September 30, 2019, compared to the prior year, was due to an increase in NAV-based management fees, more than offset by a decrease in commission-based and discretionary fees. UPC’s balance sheet consists primarily of uranium held either in the form of U3O8 or UF6, which is accounted for at its fair value. The decrease in NAV-based management fees during the third quarter was due to the decrease in the average fair value of UPC’s uranium holdings during the three months ended September 30, 2019, compared to the prior year, resulting from lower uranium spot prices. The increase in NAV-based management fees during the nine months ended September 30, 2019, as compared to the prior period, was due to the increase in the average fair value of UPC’s uranium holdings, resulting from both increased uranium spot prices and increased uranium holdings. The decrease in commission-based fees in both the three and nine months ended September 30, 2019 was due to a decrease in uranium purchases and sales by UPC during the current periods, as compared to the prior year. Denison earns a 1% commission on the gross value of UPC’s uranium purchases and sales.

OPERATING EXPENSES

Canada Mining

Operating expenses of the Canadian mining segment include depreciation and development costs, and also include certain adjustments, when applicable, to the estimates of future reclamation liabilities at McClean Lake, Midwest and Elliot Lake.

Operating expenses in the three and nine months ended September 30, 2019 were $818,000 and $3,376,000, respectively (September 30, 2018 – $2,141,000 and $5,572,000), including depreciation expense relating to the McClean Lake mill of $482,000 and $2,223,000 (September 30, 2018 - $529,000 and $2,395,000), as a result of processing approximately 2.7 and 12.6 million pounds U3O8, respectively, for the CLJV (September 30, 2018 – 2.9 and 13.1 million pounds).

In the three and nine months ended September 30, 2019, operating expenses also included development and other operating costs related to the MLJV of $335,000 and $1,152,000 (September 30, 2018 – $1,610,000 and $3,176,000), predominantly due to the advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, as part of a multi-year test mining program operated by Orano Canada within the MLJV.

Environmental Services

Operating expenses during the three and nine months ended September 30, 2019 totaled $2,059,000 and $6,362,000 respectively (September 30, 2018 - $2,051,000 and $5,971,000). The expenses relate primarily to care and maintenance and consulting services provided to clients, and include labour and other costs.

CANADIAN MINERAL PROPERTY EXPLORATION & EVALUATION

During the three and nine months ended September 30, 2019, Denison’s share of exploration and evaluation expenditures were $4,591,000 and $11,846,000, respectively (September 30, 2018 - $3,894,000 and $14,018,000). The increase in exploration and evaluation expenditures during the three months ended September 30, 2019, compared to the prior period, was predominantly due to an increase in evaluation expenditures, partly offset by a decrease in summer exploration activities. The decrease in exploration and evaluation expenditures during the nine months ended September 30, 2019, compared to the prior period, was predominantly due to a decrease in winter and summer exploration activities, partly offset by an increase in evaluation expenditures.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending higher during the winter field season (January to mid-April) and summer field season (June to mid-October). The following table summarizes the 2019 exploration and evaluation activities completed through the end of October. The exploration drilling relates to the Company’s summer and winter 2019 exploration programs, while the evaluation drilling relates to the Wheeler River ISR field test – including the installation of preliminary ISR test wells in small diameter diamond drill holes, and commercial scale wells in large diameter drill holes.

All exploration and evaluation expenditure information in this MD&A covers the three and nine months ending September 30, 2019.

MANAGEMENT’S DISCUSSION & ANALYSIS

CANADIAN EXPLORATION & EVALUATION ACTIVITIES
Property	Denison’s Ownership	Exploration Drilling(5)	Evaluation Drilling	Other Activities
Wheeler River	90%(1)	10,573 m (20 holes)	9,632 m (30 small diameter wells)(6) 821 m (2 large diameter well)(7)	ISR Field Testing, Engineering, EA
Waterbury Lake	66.51%(2)	5,735 m (15 holes)	-
Hook-Carter	80%(3)	4,797 m (6 holes)	-
Waterfound River	14.42%(4)	5,110 m (7 holes)	-
Total		26,215 m (48 holes)	10,453 m (32 holes)

Notes:
1.
JCU (Canada) Exploration Company Limited (‘JCU’) is currently funding their 10% portion of exploration and evaluation expenditures and therefore ownership interests are not expected to change during 2019.
2.
The Company’s ownership as at September 30, 2019. The partner, Korea Waterbury Uranium Limited Partnership (‘KWULP’), has elected not to fund the 2019 exploration program and will dilute its ownership interest. As a result, Denison’s interest will increase.
3.
The Company acquired an 80% ownership in the Hook-Carter project in November 2016 from ALX Uranium Corp. (‘ALX’) and has agreed to fund ALX’s share of the first CAD$12.0 million in expenditures on the project.
4.
Denison’s ownership interest as at December 31, 2018. Denison elected not to fund its 14.42% share of the $1,600,000 2019 drilling program planned by the operator, Orano Canada. Accordingly, Denison’s ownership interest will decrease.
5.
The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
6.
Small diameter evaluation drilling includes HQ/PQ sized diamond drilling either as the widening (reaming) of existing exploration drill holes, or the drilling of new holes, for the purposes of installing test wells for ISR field testing at Phoenix. Figures include total evaluation metres drilled and total number of holes completed.
7.
Large diameter evaluation drilling relates to the drilling and installation of new large diameter CSWs from surface for the purposes of ISR field testing at Phoenix. Figures include total evaluation metres drilled and total number of holes completed.

The Company’s land position in the Athabasca Basin, as of September 30, 2019, is illustrated in the figure below. The Company’s Athabasca land package increased marginally during the third quarter of 2019 from 305,305 hectares (212 claims) to 305,658 hectares (213 claims) due to area reductions of claims belonging to the Moon Lake and Wolverine properties, more than offset by the staking of a claim to the north of the Bell Lake property.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison Mines
Denison Mines' Athabasca Properties
September 30, 2019
N
Northwest Territories
Alberta
Saskatchewan
Manitoba
100% Denison
Denison operated JV
Orano operated JV
Cameco operated JV
Denison earn-in
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA
BASIN
Hatchet Lake
Bell Lake
Murphy
Turkey Lake
Wolly
Waterfound North
Waterfound
McClean Lake Mill
Eagle Point
McClean Lake
Waterbury
Midwest
Johnston Lake
Rabbit Lake Mill
Cigar Lake
Waterbury Lake South
Packrat
Candle
Darby
Park
Creek
Jasper Lake
West Bear
Hook-Carter
Epp Lake
Marten
McArthur River
Arrow
Triple R
Mann Lake
Lynx
Wolverine
Moon Lake North
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake South
Russell Lake
Moon Lake
Millennium
Centennial
Bachman Lake
Perpete Lake
South Dufferin
Crawford
Lake
Ford Lake
Brown Lake
Key Lake
50 km

Wheeler River Project

Project Highlights:

●
PFS results suggest Phoenix may become the lowest cost uranium mining operation globally

On September 24, 2018, the Company announced the results of the PFS for Wheeler River. The PFS was completed in accordance with NI 43-101 and is highlighted by the selection of the ISR mining method for the development of the Phoenix deposit, with an estimated average operating cost of $4.33 (USD$3.33) per pound U3O8.

The PFS considers the potential economic merit of co-developing the Phoenix and Gryphon deposits. The high-grade Phoenix deposit is designed as an ISR mining operation, with associated processing to a finished product occurring at a plant to be built on site at Wheeler River. The Gryphon deposit is designed as an underground mining operation, utilizing a conventional long hole mining approach with processing of mine production assumed at Denison’s 22.5% owned McClean Lake mill. Taken together, the project is estimated to have mine production of 109.4 million pounds U3O8 over a 14-year mine life, with a base case pre-tax net present value (‘NPV’) of $1.31 billion (8% discount rate), internal rate of return (‘IRR’) of 38.7%, and initial pre-production capital expenditures of $322.5 million.

The PFS was prepared on a project (100% ownership) and pre-tax basis. Denison completed an indicative post-tax assessment based on a 90% ownership interest, yielding a base case post-tax NPV of $755.9 million and post-tax IRR of 32.7%, with initial capital costs to Denison of $290.3 million.

On December 18, 2018, Denison reported that the Company's Board of Directors and the Wheeler River Joint Venture (‘WRJV’) approved the advancement of Wheeler River, following a detailed assessment of the PFS results. In support of the decision to advance Wheeler River, the WRJV plans to initiate the Environmental Impact Assessment (‘EIA’) process as well as engineering studies and related programs required to advance the high-grade Phoenix deposit as an ISR mining operation.

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Environmental advantages of the proposed Wheeler River ISR mine

The Company's evaluation of the ISR mining method has identified several significant environmental and permitting advantages – particularly when compared to the impacts associated with conventional uranium mining in Canada. The Project's ISR mining operation is expected to produce no tailings, generate very small volumes of waste rock, and has the potential for low volumes or possibly no water discharge to surface water bodies, as well as the potential to use the existing power grid to operate on a near zero carbon emissions basis. The proposed use of a freeze wall, to encapsulate the ore zone and contain the mining solution used in the ISR operation, streamlines the mining process, minimizes interaction with the environment, and facilitates controlled reclamation of the site at decommissioning. Taken together, the Project has the potential to be one of the most environmentally friendly uranium mining and processing operations in the world. Owing largely to these benefits, engagement with local Indigenous communities, the public, and federal and provincial representatives, to date, has been encouraging regarding the use of ISR mining.

●
The largest undeveloped uranium project in the eastern Athabasca Basin

Upon completion of the PFS and in accordance with NI 43-101 standards, the Company has declared the following mineral reserves and resources:
●
Probable mineral reserves of 109.4 million pounds U3O8 (Phoenix 59.7 million pounds U3O8 from 141,000 tonnes at 19.1% U3O8; Gryphon 49.7 million pounds U3O8 from 1,257,000 tonnes at 1.8% U3O8);

●
Indicated mineral resources (inclusive of reserves) of 132.1 million pounds U3O8 (1,809,000 tonnes at an average grade of 3.3% U3O8); plus

●
Inferred mineral resources of 3.0 million pounds U3O8 (82,000 tonnes at an average grade of 1.7% U3O8).

●
Potential for resource growth

Potential exists for resource growth, outside of the currently defined mineral resources, at both the Phoenix and Gryphon deposits. At Phoenix, potential exists to expand mineral resources, particularly in the ‘gap’ area between Zone A and Zone B where insufficient drilling exists, and through definition drilling at Zone C. Zone C requires additional drilling in order to estimate mineral resources and is highlighted by previous mineralized drill intercepts of 1.59% U3O8 over 3.5 metres (drill hole WR-328), 1.40% U3O8 over 4.0 metres (drill hole WR-253), and 1.59% U3O8 over 2.0 metres (drill hole WR-368). At Gryphon, potential exists to expand mineral resources both along strike, and down-plunge, of the currently defined A Series Lenses.

Outside of the Phoenix and Gryphon deposits, Wheeler River has significant exploration potential for the discovery of additional high-grade uranium deposits. The Project’s significant repository of geophysical and historic drilling data has facilitated the identification of numerous regional high-priority target areas in accordance with the Company’s latest exploration models. Many of the target areas have the potential to host high-grade uniformity-hosted deposits, similar to Phoenix, that may be amenable to the use of the low-cost ISR mining method identified for the Phoenix deposit in the Company’s PFS. Following almost ten years of exploration drilling focused largely on the Phoenix and Gryphon deposits, a multi-year plan has been developed to explore these target areas, which commenced in 2018, and is continuing in 2019.

Further details regarding Wheeler River, including the estimated mineral reserves and resources, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ prepared by Mark Liskowich, P.Geo. of SRK Consulting (Canada) Inc. with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of the PFS Technical Report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Evaluation Program

During the three and nine months ended September 30, 2019, Denison’s share of evaluation costs at Wheeler River amounted to $4,062,000 and $6,741,000, respectively (September 30, 2018 - $797,000 and $2,606,000), which consisted primarily of work related to the planning and implementation of the ISR field test, other engineering activities in support of a future Feasibility Study (‘FS’), and activities related to the EIA process.

Engineering Activities

ISR Field Test

In June 2019, Denison announced the commencement of ISR field testing at the Phoenix uranium deposit, as part of an active summer 2019 field program planned for Wheeler River (see Denison’s press release dated June 26, 2019). The ISR field test program is designed to collect an extensive database of hydrogeological data that will be used to evaluate the ISR mining conditions present at the deposit, and is expected to be incorporated into a detailed ISR mine plan, as part of the completion of a future FS for the project.

The ISR field testing program has been designed specific to the unique geological characteristics of the Phoenix deposit and aims to provide hydrogeological testing across multiple Test Areas of Phoenix Zone A (see figure below), covering up to approximately 65% of the Indicated Mineral Resource estimated for the deposit.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Test Areas have been selected with the objective of assessing various fluid flow domains, and combinations thereof, expected to exist within the deposit. The domains have been defined from detailed geological databases and associated models, with the intention that the Test Areas are collectively representative of the deposit as a whole. The main objective within each Test Area is to efficiently establish the fundamental hydrogeologic characteristics of the orebody, the overlying sandstone and overburden formations, and the underlying basement rocks. Data acquired from the ISR field testing is expected to be utilized to create an integrated hydrogeological model, which will form the basis for the ISR wellfield and freeze dome design necessary for a future FS and to support the EIA process.

The summer 2019 program was designed to assess Test Area 1 and Test Area 2. The figure below shows the Test Areas delineated for ISR field testing and the location of the wells installed during 2019.

Test Area 1

In late August 2019, Denison announced positive initial results from Test Area 1 with initial pump and injection tests confirming hydraulic connectivity between all of the test wells within the ore zone (see Denison’s press release dated August 27, 2019). A total of two Pump/Injection (‘P/I’) wells and nine Observation wells were successfully installed within Test Area 1 at Phoenix Zone A (see figure below). One of the Observation wells (GWR-020) was fitted with a Vibrating Wire Piezometer (‘VWP’) equipped with pressure transducers at various depth locations. Initial pump and injection tests were completed by pumping water from, or injecting water into, the P/I wells. In each of the tests completed, a hydraulic response has been observed at the other P/I well and at all four Observation wells located within the ore zone test formation (GWR-015, GWR-016, GWR-020 and GWR-024). Taken together, hydraulic responses have been observed over the entire 34 metres of strike length associated with the ore zone formation within Test Area 1 (from GWR-024 to GWR-016 and GWR-020 VWP) – representing the maximum strike length response possible in Test Area 1 given the design of the field test.

MANAGEMENT’S DISCUSSION & ANALYSIS

Additionally, no hydraulic response was observed in GWR-004, which was located in the basement rock underlying the Phoenix deposit. This is indicative of low permeability conditions within the basement units below the Phoenix Zone A ore body, which is generally supportive of the Company’s expectations that the basement units below Phoenix will be able to provide containment of the ISR mining solution in conjunction with the planned freeze dome.

The figures below show the plan map and long section showing P/I wells, observation wells, and CSW1 completed for ISR field testing in Test Area 1.

Test Area 1 – Well Screen Locations – Plan View

Denison Mines

6374200 Y
6374175 Y
6374150 Y
N
Pump/Injection – Well Screen Locations
Observation – Well Screen Locations
Commercial Scale Well – Well Screen Locations
MaxPERF Drill Traces
Well Collar Location
Well Trace
Mineralized Wireframe >0.05% U_3O_8
GWR-017
Adjacent Sandstone
GWR-020
Multiple (VWP)
GWR-016
Ore Zone
GWR-010
Ore Zone
GWR-013
Overlying Sandstone
GWR-031
(CSW1)
GWR-001
Ore Zone
GWR-015
Ore Zone
Test Area 1
GWR-024
Ore Zone
GWR-011
Overlying Sandstone
GWR-002
Overlying Sandstone
GWR-004
Underlying Basement
A
B
25 m
Coordinate system: NAD83 UTM Zone 13N
477050 X
477075 X
477100 X

MANAGEMENT’S DISCUSSION & ANALYSIS

Test Area 1 – Well Screen Locations – Long Section

A
B
GWR-002
Overlying
Sandstone
GWR-011
Overlying
Sandstone
GWR-013
Overlying
Sandstone
Athabasca Sandstone
-400 m
Unconformity
Crystalline Basement
-410 m
Test Area 1
GWR-024
Ore Zone
GWR-015
Ore Zone
GWR-001
Ore Zone
GWR-010
Ore Zone
GWR-031
(CSW1)
GWR-017
Adjacent
Sandstone
GWR-016
Ore Zone
-420 m
GWR-004
Underlying
Basement
Test Area 1
Pump/Injection – Well Screen Locations
Observation – Well Screen Locations
Commercial Scale Well – Well Screen Locations
MaxPERF Drill Traces
Commercial Scale Well Drill Trace
Well Trace
Mineralized Wireframe >0.05% U_3O_8
-430 m
10 m
-440 m
GWR-020
Multiple (VWP)
Well screen locations projected to long section A-B (see Plan View above)

Test Area 2

In mid-September 2019, Denison announced positive initial results from Test Area 2 with initial pump and injection tests confirming hydraulic connectivity within a significant portion of the ore zone tested (see Denison’s press release dated September 19, 2019). A total of two P/I wells and four Observation wells were successfully installed within Test Area 2 at Phoenix Zone A (see figure below). One of the Observation wells (GWR-021) was fitted with a VWP equipped with pressure transducers at various depth locations. Initial pump and injection tests were completed by pumping water from, or injecting water into, the P/I wells. In tests completed within P/I well GWR-019, a hydraulic response has been observed at two of three Observation wells located within the ore zone (GWR-023 and GWR-026). No response was observed in P/I well GWR-022 or Observation well GWR-021 (Ore Zone - VWP), which are also located within the ore zone. In tests completed within P/I well GWR-022, no hydraulic responses were observed at the two Observation wells within the ore zone (GWR-023 and GWR-026), the other P/I well (GWR-019) or Observation well GWR-021 (Ore Zone – VWP). These results are consistent with the hydraulic tests conducted within P/I well GWR-019 and the geologic observations of drill core recovered from GWR-022, which indicate high clay contents.

Taken together, hydraulic responses have been observed within a significant portion of the ore zone contained within Test Area 2 – with hydraulic connectivity observed over an approximate strike length of 15 metres (of a possible 30 metres) and across-strike length of 16 metres (of a possible 16 metres) – representing the maximum across-strike length response possible in Test Area 2, given the design of the field test.

Similar to the results reported for Test Area 1, no hydraulic response was reported in the basement from GWR-021 VWP, which is indicative of low permeability conditions within the basement units below the Phoenix Zone A orebody, which is generally supportive of the suitability of the basement units to provide containment of the ISR mining solution in conjunction with the planned freeze dome.

The figures below show plan map and long section showing P/I wells, observation wells, and CSW2 completed for ISR field testing in Test Area 2. CSW2 is not shown in the long section as coring, MaxPERF drilling and well screen installation had not been completed at time of reporting.

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

Commercial Scale Wells

The initial positive ISR field test results obtained from lower-cost / smaller-diameter HQ and PQ sized wells in Test Area 1 and Test Area 2 provided the confidence and information required to commence with the next stage of the ISR field test program, which included the installation and testing of the higher-cost / larger-diameter CSWs.

In late October 2019, Denison announced the successful installation of CSW1 (drill hole GWR-031, in Test Area 1) and CSW2 (drill hole GWR-032, in Test Area 2), which represent the first large-diameter CSWs installed for the purpose of ISR mining in the Athabasca Basin region (see Denison press release dated October 31, 2019). The completion of each CSW included the drilling of a large-diameter vertical borehole (approximately 12 inches in diameter) approximately 400 metres from surface, to intersect the Phoenix ore body, and the installation of well materials that have been designed to meet expected environmental and regulatory standards for eventual ISR mining – including an outer casing and inner lined casing – with the outer casing cemented in place – providing a double-walled, fully-sealed piping system.

Additionally, Denison reported that Penetrators Canada Inc., developers and operators of the MaxPERF drilling tool, successfully deployed the tool within CSW1 and completed a total of 28 lateral drill holes (penetration tunnels), with an approximate length of 72 inches and diameter of 0.7 inches each, within the ore zone from seven different elevations spaced 30 centimeters vertically apart. The penetration tunnels were completed in a variety of ore types associated with the Phoenix deposit, including a wide variety of uranium grades (massive to disseminated uraninite), clay contents and rock competencies. Importantly, initial short-term hydrogeological injection testing was carried out both before, and after, the application of MaxPERF drilling in CSW1, in order to evaluate the relative differences of injection pressure, flow rate, permeability, and borehole connectivity with adjacent monitoring wells. The preliminary hydrogeological test results from CSW1 indicate that there was an increase in flow rates following the application of MaxPERF drilling, which suggests that the penetration tunnels have successfully provided increased access to hydraulic connectivity associated with the existing permeability of the ore zone.

Additional Supportive Permeability and Porosity Tests

Supportive permeability and porosity tests, including hydraulic conductivity tests (packer testing), geological and geotechnical logging, and permeability (permeameter) testing, were completed for Test Area 1 and Test Area 2 during the third quarter. This significant dataset will undergo data verification followed by detailed analysis, reporting, and integration into the hydrogeological model being developed for Phoenix. In addition, numerous mineralized core samples from the ore zone, obtained from the summer 2019 field program, have been preserved to facilitate future planned laboratory-based metallurgical test work.

Long-Duration ISR Test Planned to Complete ISR Field Test Program

The integration and evaluation of the hydrogeological and supportive permeability and porosity data collected from the 2019 ISR Field Test is ongoing. To date, this data includes the initial results from Test Area 1 and 2 (see Denison’s press releases dated August 27, 2019, and September 19, 2019) and the initial short-duration test results from CSW1 (described above). Additional hydrogeological data is expected from long-duration tests expected to be carried out in both CSW1 and CSW2. Importantly, the long-duration tests are expected to allow for the simulation of fluid flow under conditions similar to an envisioned commercial production environment.

These data sets, as outlined above, are expected to be incorporated into the hydrogeological model being developed for Phoenix, which will facilitate detailed mine planning as part of a future FS.

The hydrogeological testing and modelling is being undertaken by Petrotek Corporation (‘Petrotek’) - specialists in the technical evaluation and field operation of subsurface fluid flow and injection projects, including significant ISR experience in various jurisdictions.

Other Engineering Activities

Metallurgical Testing

During drilling related to the ISR field test program, core samples were collected from the ore zone for metallurgical testing. The samples were collected from the various drill holes in Test Area 1 and Test Area 2 to represent the grade variability of those areas (expected grades ranging from 1% to 60% U3O8). Several scopes of metallurgical test work, including bench scale ISR tests and bench scale metallurgical processing plant tests, are expected to commence in the fourth quarter. Future process plant tests are expected to use solution produced from the bench scale ISR tests. The results of the test work will continue to build on the data collected during the PFS, as part of a progressive approach to de-risking the uranium recovery process and to allow for further definition of the process flow sheet.

MANAGEMENT’S DISCUSSION & ANALYSIS

Electrical Power Studies

In July 2019, Denison submitted a request to the provincial power utility (SaskPower) for the completion of an interconnection study. The study is expected to provide Denison with guidance on the connection schedule, as well as capital and engineering costs expected to be required to connect the Wheeler River site to the existing the overhead power lines located approximately six kilometres from the proposed Phoenix ISR operation.

Additional Engineering Activities

Certain additional engineering activities have commenced to complement the environmental program, including those required to confirm the water, heat and mass balances for the ISR operation and process plant. These efforts will provide valuable inputs to the EIA for fresh water uses, atmospheric and noise sources, and waste streams. The results of the study will also provide inputs for the site layout submitted with the Project Environmental Impact Statement (‘EIS’).

Environmental and Sustainability Activities

Environmental Impact Assessment

In June 2019 Denison announced that the Canadian Nuclear Safety Commission (‘CNSC’) and the Saskatchewan Ministry of Environment (‘SK MOE’) accepted the Provincial Technical Proposal and Federal Project Description (the ‘Project Description’) submitted by Denison for the ISR uranium mine and processing plant proposed for Wheeler River. Accordingly, Denison officially commenced the EIA process in accordance with the requirements of both the Canadian Environmental Assessment Act, 2012 (Canada) (‘CEAA 2012’) and The Environmental Assessment Act (Saskatchewan). During the third quarter, work commenced with the initiation of various studies and assessments which are intended to support the expected completion of the EIS in 2020.

On August 28, 2019, the Impact Assessment Act (‘IAA’) came into force, replacing CEAA 2012. Denison, however, has received formal notification from the CNSC that, due to transitional provisions within the IAA, the Project EIA will remain subject to CEAA 2012.

Environmental Baseline Data Collection

Baseline work completed during the third quarter of 2019 included ongoing monitoring of ambient radon and dust in the air, groundwater quality, and waste rock barrel leachate chemistry. In addition, ambient gamma, sulphur dioxide and nitrogen dioxide monitoring programs were initiated during the quarter, and aquatic, terrestrial and heritage baseline surveys were conducted to build upon the work completed to date, improve Denison’s understanding of the existing environment around the Wheeler River Project area, and support the completion of the EIA.

During the quarter, 12 regional observation wells were also installed for the purpose of regional hydrogeological testing outside of the Phoenix deposit. The wells will be used to establish baseline conditions within the local and regional groundwater system and the data collected (including groundwater levels, flow and quality) will form key inputs to groundwater models for the EIA.

Corporate Social Responsibility

During the third quarter of 2019, Denison continued its efforts to strengthen relationships with the Indigenous communities that form the Wheeler River Partner communities – those communities with whom Denison has entered into a memorandum of understanding (‘MOU’) in support of the advancement of the project. In addition to various community engagement activities carried out during the quarter, Denison conducted two site tours for the Indigenous and municipal leaders of the Wheeler River Partner communities, which introduced the leaders to the site, provided an overview of the summer field testing activities, and offered an opportunity for collaboration regarding the advancement of the Project.

MANAGEMENT’S DISCUSSION & ANALYSIS

Exploration Program

Denison’s share of exploration costs at Wheeler River were $693,000 and $2,467,000 during the three and nine months ended September 30, 2019, respectively (September 30, 2018 – $2,058,000 and $6,619,000). Following the completion of the PFS in the third quarter of 2018, and given the highly encouraging results from the proposed Phoenix ISR operation, the 2019 exploration drilling program was focused on initial testing of regional targets at the sub-Athabasca unconformity, with the potential to discover additional high-grade deposits which could form satellite ISR operations.

During the summer 2019 exploration program, conducted during the third quarter, a total of 3,139 metres of diamond drilling was undertaken in six completed holes. The drill hole locations are provided in the figure below. The summer program was focused on testing for unconformity-hosted uranium mineralization along the K-West conductive trend, where previous drilling had returned encouraging uranium and base metal sulphide intercepts with other geological features commonly associated with unconformity-related uranium deposits. The summer drill holes were undertaken as a follow-up to the winter 2019 program along the southern portion of the K-West trend and designed to follow-up certain targets on existing drill sections, and to test along strike of previous drill holes. The results from the winter 2019 program are summarized in Denison’s 2019 First Quarter Report.

In summary, the six drill holes completed during the third quarter all intersected favorable hydrothermal alteration within the basal sandstone associated with the K-West graphitic fault, including bleaching, desilification, and grey alteration. Three drill holes (WR-756D1, WR-756D2 and WR753D1) were completed as a wedge (or daughter) hole from existing drill holes, to follow-up on results from the winter 2019 exploration program. These drill holes intersected strong alteration associated with highly anomalous geochemistry, highlighted by WR-756D1 which averaged 3 parts per million uranium (partial digest) over the basal 230 metres of sandstone, indicative of a potentially fertile uranium mineralizing system along the K-West trend. Somewhat weaker geochemical results were returned from the other three holes completed (WR759, WR-760, WR761A) along strike of the winter 2019 drill holes on an approximate 300 metre spacing. The drill holes completed along strike are, however, interpreted to have undershot the optimal target by 45 to 65 metres. Accordingly, additional exploration along the K-West trend is warranted, particularly along the northern portion (west and northwest of the Gryphon deposit), where the strongest geochemical anomalism along the K-West trend occurs and unconformity targets are largely untested.

MANAGEMENT’S DISCUSSION & ANALYSIS

The map below provides a summary of drill results for K-West.

0.3 % U_3O_8 /1.0 m
4.7 % Co /1.0 m
3.7 % Ni /1.0 m
0.55 % Cu /1.0 m
1.2 % Cu /6.0 m
0.49 % Ni /6.0 m
0.07 % Co /6.0 m
N
Undershot optimal target
Overshot optimal target
0.08 % U_3O_8 /1.0 m
1.0% Cu /1.0 m
WR-733
WR-717
WR-741A
WR-715
WR-716
WR-619A
Anomalous U associated with elevated Pb, Ni, and Co
K West Trend
Gryphon Deposit
6377000.00 Y
6376000.00 Y
6375000.00 Y
6374000.00 Y
Overshot optimal target
WR-753D1
WR-753
Undershot optimal target
ZK-09
WR-761A
Overshot optimal target
WR-754
0.025 % U_3O_8 /1.5 m
1.3 % Cu /4.0 m
0.13 % Ni /4.0 m
0.18 % Co /6.0 m
Undershot optimal target
Anomalous U associated with elevated Pb, Cu, B, As, Ni, and Co
WR-756D1
WR-756D2
WR-756
K West Fault
WR-760
Undershot optimal target
Gryphon Fault
Pelites
Semipelites
Graphitic Pelite
Quartzite
Pegmatite
Calc-silicate
Granite
Gryphon Mineralization
Historic Drill Hole
Summer 2019 Drill Hole
Structural corridors
Property Boundary
Unconformity Mineralization Pierce Point
Basement Mineralization Pierce Point
Sandstone Anomalous Geochem/Alteration
Basement Anomalous Geochem/Alteration
ZK-19
473000.00 X
474000.00 X
1 km
Moon Lake
Gryphon Deposit
Phoenix Deposit
Moon Lake South
Wheeler River
Moore Lake

MANAGEMENT’S DISCUSSION & ANALYSIS

Exploration Pipeline Properties

During the third quarter, no field work was carried out on Denison’s exploration pipeline properties. Numerous desk-top reviews were completed to prioritize properties for potential future exploration. The Company continues to review, prioritize and rationalize its Athabasca Basin exploration portfolio with the planned objective of continuing to explore its highest priority projects with the potential to deliver significant and meaningful new discoveries.

GENERAL AND ADMINISTRATIVE EXPENSES

During the three and nine months ended September 30, 2019, total general and administrative expenses were $1,657,000 and $5,688,000, respectively (September 30, 2018 - $1,657,000 and $5,378,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during the nine months ended September 30, 2019, as compared to the prior period, was predominantly the result of an increase in share-based compensation expense related to vesting of the Company’s initial grants of restricted share units (‘RSUs’) and performance share units (‘PSUs’) issued in the second quarter of fiscal 2018, an increase in employee salaries and benefits, as well as an increase in non-recurring legal costs, offset by a legal recovery received during the second quarter of 2019.

OTHER INCOME AND EXPENSES

During the three and nine months ended September 30, 2019, the Company recognized losses of $928,000 and $1,456,000 in other income/expense, respectively (September 30, 2018 – a gain of $664,000 and a loss of $2,654,000). The losses in the three and nine months ended September 30, 2019 are predominantly due to losses on investments carried at fair value of $825,000 and $1,172,000, respectively (September 30, 2018 – gain of $654,000 and loss of $2,521,000). Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at the end of the quarter. The losses in the three months ended September 30, 2019, were mainly due to unfavourable mark-to-market adjustments on the Company’s investments in common shares of Skyharbour Resources Ltd. (‘Skyharbour’). The losses in the nine months ended September 30, 2019, were mainly due to unfavourable mark-to-market adjustments on the Company’s investments in common shares of Skyharbour as well as the write off of the Company’s investments in common share purchase warrants of GoviEx Uranium Inc. (‘GoviEx’), which expired unexercised in the second quarter.

EQUITY SHARE OF LOSS FROM ASSOCIATES

During the three and nine months ended September 30, 2019, the Company recognized losses of $220,000 and $426,000 from its equity share of its associate GoviEx (September 30, 2018 – gains of $639,000 and $429,000). The loss in the three months ended September 30, 2019 is primarily due to an equity loss of $218,000 (September 30, 2018 – equity gain of $567,000 and dilution gain of $72,000). The loss during the nine months ended September 30, 2019 is due to an equity loss of $678,000, offset by a dilution gain of $252,000 (September 30, 2018 – equity loss of $247,000, more than offset by a dilution gain of $676,000). The equity gains or losses in each period is based on the Company’s share of GoviEx’s net income or loss during the periods in question. The dilution gains and losses are the result of equity issuances completed by GoviEx, which reduced the Company’s ownership position in GoviEx from 16.21% at December 31, 2018 (18.72% at December 31, 2017), to 15.39% at September 30, 2019. The Company records its share of income or loss from associates a quarter in arrears, based on the most recent publicly available financial information, adjusted for any subsequent material publicly disclosed share issuance transactions that have occurred.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $10,432,000 at September 30, 2019 (December 31, 2018 – $23,207,000).

The decrease in cash and cash equivalents of $12,775,000 since December 31, 2018 was due to net cash used in operations of $12,155,000 and net cash used in investing activities of $859,000, offset by net cash provided by financing activities of $239,000.

Net cash used in operating activities of $12,155,000 was predominantly due to the net loss for the period, adjusted for non-cash items and changes in working capital items.

Net cash used in investing activities of $859,000 consists primarily of expenditures for property, plant and equipment, as well as the purchase of other portfolio investments.

MANAGEMENT’S DISCUSSION & ANALYSIS

Net cash provided by financing activities of $239,000 relates primarily to the cash received upon the exercise of employee stock options, offset by cash payments related to the Company’s lease obligations.

As at September 30, 2019, the Company has satisfied its obligation to spend $5,000,000 on eligible Canadian exploration expenditures under the flow-through share financing completed in November 2018.

Refer to the OUTLOOK for 2019 section below for details of the Company’s working capital requirements for the remainder of 2019.

Revolving Term Credit Facility

On January 29, 2019, the Company entered into an agreement with the Bank of Nova Scotia (‘BNS’) to extend the maturity date of the Company’s credit facility to January 31, 2020 (‘2019 Credit Facility’). Under the 2019 Credit Facility, the Company continues to have access to letters of credit of up to $24,000,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the 2019 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) were unchanged by the amendment – including a requirement to provide $9,000,000 in cash collateral on deposit with BNS to maintain the 2019 Credit Facility.

Going Concern Assumption

At September 30, 2019, the Company does not have sufficient liquidity on hand to meet all its obligations over the next 12 months as they become due. In order to both fund operations and maintain rights under existing agreements, the Company must secure additional future funding.  The Company is actively pursuing access to different sources of funding and while it has been successful in the past in obtaining financing for its activities, there is no assurance that it will be able to obtain adequate financing in the future. These events and conditions indicate the existence of material uncertainties that may cast significant doubt as to the Company’s ability to continue as a going concern.

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The previous management services agreement with UPC expired on March 31, 2019. Effective April 1, 2019, a new management services agreement (‘MSA’) was entered into for a term of five years (the ‘Term’). Under the MSA, Denison continues to receive the following management fees from UPC, unchanged from the previous agreement: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The MSA may be terminated during the Term by Denison upon the provision of 180 days written notice. The MSA may be terminated during the Term by UPC (i) in the event of a material breach, (ii) within 90 days of certain events surrounding a change of both of the individuals serving as Chief Executive Officer and Chief Financial Officer of UPC, and / or a change of control of Denison, or (iii) upon the provision of 30 days written notice and, subject to certain exceptions, a cash payment to Denison of an amount equal to the base and variable management fees that would otherwise be payable to Denison (calculated based on UPC’s current uranium holdings at the time of termination) for the lesser period of a) three years, or b) the remaining term of the MSA.

The following amounts were earned from UPC for the periods ended:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2019	2018	2019	2018

Management Fee Revenue
Base and variable fees	$453	$481	$1,374	$1,250
Discretionary fees	-	-	-	50
Commission fees	107	128	110	223
	$560	$609	$1,484	$1,523

MANAGEMENT’S DISCUSSION & ANALYSIS

At September 30, 2019, accounts receivable includes $356,000 (December 31, 2018 – $303,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (‘KEPCO’) and Korea Hydro & Nuclear Power (‘KHNP’)

As at September 30, 2019, KEPCO, through its subsidiaries, holds 58,284,000 shares of Denison representing a share interest of approximately 9.87%. KHNP Canada Energy Ltd., a subsidiary of KEPCO’s subsidiary KHNP, is the holder of the majority of Denison’s shares and is also the majority member of KWULP. KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (‘WLUC’) and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake property.

KWULP has elected not to fund their share of the 2019 spending program and will dilute their interest in the property. In May 2019, Denison funded a portion of the approved fiscal 2019 program for Waterbury Lake which resulted in the further dilution of KWULP’s interest in the WLULP. As a result, Denison earned an additional 0.59% interest in the WLULP, increasing Denison’s interest to 66.51% from 65.92%. The additional interest has been accounted for using an effective date of May 31, 2019 and has resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $409,000.

Other

All services and transactions with the following related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:

●
The Company provided a loan of $250,000 to GoviEx in late 2018. The loan was unsecured and bore interest at 7.5% per annum. In April 2019, the loan was repaid in full, together with the interest thereon.

●
During the three and nine months ended September 30, 2019, the Company incurred investor relations, administrative service fees and other expenses of $114,000 and $199,000, respectively (September 30, 2018 – $8,000 and $100,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At September 30, 2019, an amount of $nil (December 31, 2018 – $nil) was due to this company.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
(in thousands)	2019	2018	2019	2018

Salaries and short-term employee benefits	$(407)	$(422)	$(1,536)	$(1,275)
Share-based compensation	(384)	(385)	(1,499)	(1,107)
Termination benefits	-	-	(481)	-
	$(791)	$(807)	$(3,516)	$(2,382)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

The collective agreement between Orano and unionized employees at the McClean Lake mill expired on May 31, 2019. On October 15, 2019, the parties applied for conciliation, after a tentative agreement was not ratified by unionized employees. The conciliation period will run for 60 days and, if an agreement is not reached, can be extended by mutual consent. If not extended, there is a 21-day cooling-off period prior to either party acquiring the legal right to undertake a work stoppage.

MANAGEMENT’S DISCUSSION & ANALYSIS

Work continues under the terms of the expired collective agreement during conciliation. If Orano is unable to reach an agreement and there is a work stoppage, processing of CLJV ore at the McClean Lake mill in 2020 may be impacted. A work stoppage at the McClean Lake mill will have no impact on Denison’s cashflow, as all toll milling revenues are paid to APG, as a result of the APG Arrangement. However, should processing of CLJV ore be interrupted, the Company will stop drawing down on the deferred revenue balance until such time as CLJV ore processing restarts.

OUTSTANDING SHARE DATA

At November 7, 2019, there were 590,225,391 common shares issued and outstanding, stock options outstanding for 13,733,743 Denison common shares, 4,894,099 share units, and 1,673,077 share purchase warrants outstanding for a total of 610,526,310 common shares on a fully-diluted basis.

OUTLOOK FOR 2019

Refer to the Company’s annual MD&A for the year ended December 31, 2018 for a detailed discussion of the previously disclosed 2019 budget. During the third quarter, the Company increased its 2019 outlook for mineral property exploration and evaluation expense by $990,000.  The increase is related to higher than anticipated evaluation program costs for the 2019 Wheeler River ISR field test program, and an increase in CNSC fees for 2019, which are largely connected to the EIA approval process. The Company has also increased its outlook for development and operations by $250,000, predominantly due to an increase in cost estimates related to the advancement of the SABRE mining method within the MLJV. The remainder of the 2019 outlook remains unchanged from the previously disclosed 2019 outlook.

(in thousands)	PREVIOUS 2019 OUTLOOK(1)	CURRENT 2019 OUTLOOK	Actual to September 30, 2019(3)
Canada Mining Segment
Mineral Sales	970	970	-
Development & Operations	(3,640)	(3,890)	(1,750)
Mineral Property Exploration & Evaluation	(14,630)	(15,620)	(12,299)
	(17,300)	(18,540)	(14,049)
DES Segment
DES Environmental Services	630	630	461
	630	630	461
Corporate and Other Segment
UPC Management Services	1,920	1,920	1,484
Corporate Administration & Other	(5,170)	(5,170)	(3,723)
	(3,250)	(3,250)	(2,239)
Total(2)	$ (19,920)	$ (21,160)	$ (15,827)
Notes:
1.
Previous Outlook as reported in the Company’s June 30, 2019 MD&A.
2.
Only material operations shown.
3.
The budget is prepared on a cash basis.

ADDITIONAL INFORMATION

SIGNIFICANT ACCOUNTING POLICIES

The Company has changed its accounting policies in its audited annual consolidated financial statements for the year ended December 31, 2018 for ‘Leases.’ On January 1, 2019, Denison adopted the provisions of IFRS 16 Leases (‘IFRS 16’) using the modified retrospective approach. As such, comparative information has not been restated and continues to be reported under International Accounting Standard 17 Leases (‘IAS 17’) and International Financial Reporting Interpretation Committee 4 Determining Whether an Arrangement Contains a Lease (‘IFRIC 4’).

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison’s new accounting policy for leases is as follows:

A.
Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●
the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
●
the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
●
the Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either: (a) the Company has the right to operate the asset; or (b) the Company designed the asset in a way that predetermines how and for what purpose it will be used.

If the contract contains a lease, a right-of-use asset and a corresponding lease liability are set-up at the date at which the leased asset is available for use by the Company. The lease payments are discounted using either the interest rate implicit in the lease, if available, or the Company’s incremental borrowing rate. Each lease payment is allocated between the liability and the finance cost (i.e. accretion) so as to produce a constant rate of interest on the remaining lease liability balance. The Company accounts for the lease and non-lease components separately. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared or reviewed and approved by Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101.

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades (‘eU3O8’), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council (‘SRC’) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures please see Denison's Annual Information Form dated March 12, 2019 available on the Company’s website and filed under the Company's profile on SEDAR (www.sedar.com) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: the projections made in the 2019 Outlook; the benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources;

MANAGEMENT’S DISCUSSION & ANALYSIS

exploration, development and expansion plans and objectives, including the results of, and estimates and assumptions within, the PFS, statements regarding a FS and statements regarding anticipated budgets, fees and expenditures; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at DES; expectations regarding revenues from the UPC management contract; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 12, 2019 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This MD&A may use the terms 'measured', 'indicated' and 'inferred' mineral resources. United States investors are advised that while such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Mineral Disclosure Standards (‘NI 43-101’) and are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (‘SEC’) does not recognize them. 'Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable. The estimates of mineral reserves in this MD&A have been prepared in accordance with NI 43-101. The definition of probable mineral reserves used in NI 43-101 differs from the definition used by the SEC in the SEC's Industry Guide 7. Under the requirements of the SEC, mineralization may not be classified as a ‘reserve’ unless the determination has been made, pursuant to a ‘final’ feasibility study that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Denison has not prepared a feasibility study for the purposes of NI 43-101 or the requirements of the SEC. Accordingly, Denison's probable mineral reserves disclosure may not be comparable to information from U.S. companies subject to the reporting and disclosure requirements of the SEC.